Exhibit 99.1

November 17, 2010
FOR RELEASE AT 8:00am ET

China Cablecom Holdings, Ltd.
www.chinacablecom.net
CONTACT: 212-888-8890
Email: ir@chinacablecom.net

China Cablecom Announces the Appointment of Three New Board Members

Company maintains Foreign Private Issuer status with the addition to its Board of Directors

SHANGHAI, CHINA-- (Marketwire – November 17, 2010) - China Cablecom Holdings, Ltd. ("China Cablecom" or the “Company”) (NASDAQ: CABL), a joint-venture provider of cable television services in the People's Republic of China (“PRC” or “China”), today announced the appointment of Robi Hartman, Mark Nordlicht, and Jacob Weiss to the Board of Directors, effective immediately.

“The Company is pleased to welcome such seasoned executives onto our board,” said Clive Ng, Founder and Executive Chairman of China Cablecom. “Our new team members come from a background of capital market expertise and proven leadership skills and we are extremely fortunate to have their support. Their scope and industry depth will be critical to executing on our strategic vision.”

Mr. Mark Nordlicht brings over 20 years of experience in the investment industry and is responsible for oversight of all trading, asset allocation and risk management of Platinum Partners Value Arbitrage Fund, L.P.  From 1997 to 2001, Mr. Nordlicht was a Founder and Managing Partner of West End Capital, a New York based money management firm.  From 1991 to 2000, Mr. Nordlicht founded and acted as general partner for Northern Lights Trading, a proprietary options firm based in New York which employed traders in the cotton, coffee, natural gas, crude oil, gold, and silver option trading pits. Mr. Nordlicht graduated from Yeshiva University with a B.A. in Philosophy.

Mr. Robi Hartman has over 27 years as entrepreneur and executive in leading technology companies and vast experience in public markets, fundraising, M&A, finance and accounting. Most recently, Mr. Hartman serves as Chief Executive Officer for West End Technology Investments Ltd., a private advisory and investment company. From 2004 to 2010, he was the Vice-Chairman of Teledata Networks, Ltd., a leading global provider of innovative Access Network solutions and products for telecom service providers. From 1999 to 2006, he was founder and Chairman of StoreAge Networking Technologies, Ltd. and from 1998 to 2008 he was Chairman and Chief Executive Officer of IIS Intelligent Information Systems Ltd. (IISLF.OB), a company engaged in the development, manufacturing, marketing and service of data communication and intelligent peripheral products targets at International Business Machines (“IBM”). Mr. Hartman has an MBA from Bentley College.

Mr. Jacob Weiss, CPA, comes from a background of 30 years in the financial field spanning across high-tech, consumer goods and services. He has served as Chief Financial Officer and Executive Vice President of Power Paper Ltd., a leading provider of micro-electric patch solutions to the cosmetic and pharmaceutical industries. From 2006 to 2007, he was a Chief Financial Officer to Executive Financial Services Consultants, providing high-level financial, legal and fundraising services. Mr. Weiss was Chief Financial Officer and Executive Vice President of SmarTeam Corporation, Ltd. a subsidiary of Dassault Systemes (NASDAQ: DASTY), a multinational multibillion software sales company. He received his BA and MBA from Bar-Ilan University in Israel.

About China Cablecom Holdings

China Cablecom is a joint-venture provider of cable television services in the People's Republic of China, operating in partnership with a local state-owned enterprise ("SOE") authorized by the PRC government to control the distribution of cable TV services through the deployment of analog and digital cable services. China Cablecom has consummated the acquisition of a 55 percent economic interest in a cable network in Hubei province with paying subscribers exceeding 1,200,000. The Company originally acquired operating rights of the Binzhou Broadcasting network in Binzhou, Shandong Province in September 2007 by entering into a series of asset purchase and services agreements with a company organized by SOEs, owned directly or indirectly by local branches of State Administration of Radio, Film and Television in five different municipalities to serve as a holding company of the relevant businesses. China Cablecom now operates 28 cable networks with over 1.7 million paying subscribers. China Cablecom's strategy is to replicate the acquisitions by operating partnership models in other municipalities and provinces in the PRC and then introducing operating efficiencies and increasing service offerings in the networks in which it operates.

Safe Harbor Statement

The matters discussed in this press release contain "forward-looking statements" as defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements contained in this presentation and in the Company's other written and oral reports are based on current Company expectations and are subject to risks and uncertainties, which could cause actual results to differ materially. Any forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and developments in the industry may differ materially from those made in or suggested by the forward-looking statements contained herein. These forward-looking statements are subject to numerous risks, uncertainties and assumptions. The forward-looking statements herein speak only as of the date stated herein and might not occur in light of these risks, uncertainties, and assumptions. China Cablecom Holdings undertakes no obligation and disclaims any obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. You should carefully consider these factors as well as the additional risk factors outlined in the filings that China Cablecom Holdings makes with the U.S. Securities and Exchange Commission, including the Annual Report on Form 20-F filed with respect to the year ended December 31, 2009.